BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to Paragraph 4, Article 157 of Law 6.404 of December 15, 1976, and item XV of the sole paragraph of Article 2 of CVM Instruction 358 of January 3, 2002, BRF S.A. (“Company”) announced in a Material Fact of May 19, 2014 with respect to the Company share buyback program for the acquisition of up to 1,000,000 (one million) common shares, all book entry and with no par value during a period of May, 20 terminating on May, 28.

Pursuant to the best practices of Corporate Governance, the Company hereby announces that the process was concluded on May 22, 2014, the total amount  proposed in the program being acquired at an average price of R$50.2517.

We thus declare the blackout period for the trading of the Company’s shares by related parties as having ended.

São Paulo-SP, May 22, 2014

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer